# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CTO Realty Growth, Inc., CIK 0000023795
CUSIP: 22948P103
Title of class of securities: Common Stock, par value $1.00 per share
Address of issuer's principal executive offices: 369 N. New York Avenue, Suite 201, Winter Park, Florida (FL), 32789
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001819598

## Reporting persons
- Dynasty Invest Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,900,001; sole dispositive power 0; shared dispositive power 1,900,001; aggregate amount beneficially owned 1,900,001 (5.1% of the class)
- Moris Tabacinic: type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,900,001; sole dispositive power 0; shared dispositive power 1,900,001; aggregate amount beneficially owned 1,900,001 (5.1% of the class)

## Item 1. Issuer
Name of issuer: CTO Realty Growth, Inc.
Address of issuer's principal executive offices: 369 N. New York Avenue, Suite 201, Winter Park, FL 32789

## Item 2. Person Filing
Name of person filing: Dynasty Invest Ltd.
Address of principal business office or, if none, residence: 1111 Kane Concourse, Suite 210, Bay Harbor Islands, FL 33154
Citizenship: United States

## Item 4. Ownership
Amount beneficially owned: 1,900,001
Percent of class: 5.1
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,900,001
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,900,001

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Additional Filing Person Statement / Joint Filing Agreement

## Signatures
- Dynasty Invest Ltd.: /s/ Moris Tabacinic, President (09/10/2026)
- Moris Tabacinic: /s/ Moris Tabacinic, Moris Tabacinic (09/10/2026)